United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of July 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale — 2Q11 Production Report
GETTING STRONGER
Rio de Janeiro, July 28, 2011 — Vale S.A. (Vale) operations had a solid performance in 2Q11, overcoming the effects of the adverse weather conditions faced in 1Q11.
Despite the production increases, there is still room for growth and ultimately to expand our exposure to the expansionary cycle. The growth potential stems from the solution to problems faced in 2Q11 in the production of iron ore, coal, nickel and copper, as well as from the progress in the ramp up of several new operations.
Iron ore production in 2Q11 reached 80.3 Mt, being the best performance ever for a second quarter. In the first half of 2011, we produced 146.51 Mt, 47% of the targeted output for 2011. The second half of the year is seasonally stronger, with the production curve accelerating and reaching its peak in the 3Q.
Pellet production kept setting new records, achieving 13.1 Mt, which is the highest level for a second quarter. Output totaled 25.6 Mt in 1H11, another all-time high figure, surpassing by 2.5 Mt the previous record in 1H10.
Although the production of base metals in 2Q11 was affected by the shutdown of furnace #2 of Sudbury’s Copper Cliff smelter, we were able to minimize expected losses through improved performance of furnace #1. Realized nickel output loss was 2,800 t less than previously estimated.
Following our strategy of focusing on organic growth, four projects were ramping up in 2Q11: (i) VNC, in New Caledonia, produced 2,000 t of nickel hydroxide cake; (ii) Onça Puma, in Brazil, saw line #1 commissioned and started its ramp up process, delivering 1,080 t of nickel in ferronickel; (iii) Tres Valles, in Chile, reached an output of 2,200 t of copper cathodes in 2Q11 and (iv) the first pellet plant of Oman produced 336,000 t.

Production
000’ metric tons	1H10	1H11	% Change

Iron ore[a]	144,919	151,797	4.7%
Pellets[a]	23,145	25,656	10.8%
Manganese ore	891	1,117	25.4%
Ferroalloy	223	227	1.9%
Coal	3,276	2,727	-16.7%
Nickel	69	115	65.6%
Copper	73	132	80.0%
Potash	338	279	-17.5%
Phosphate Rock	2,061	3,601	74.7%

[a]	Including Samarco’s attributable production.

[1]	Vale’s US GAAP production – It does not include Samarco.

BULK MATERIALS
• Iron ore

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

IRON ORE	75,860	71,540	80,257	144,919	151,797	12.2%	5.8%	4.7%
Southeastern System	30,036	28,694	30,528	55,355	59,222	6.4%	1.6%	7.0%
Itabira	10,139	9,081	10,499	18,046	19,581	15.6%	3.6%	8.5%
Mariana	9,750	9,374	9,861	18,005	19,234	5.2%	1.1%	6.8%
Minas Centrais	10,148	10,239	10,168	19,304	20,407	-0.7%	0.2%	5.7%
Midwestern System	1,012	914	1,417	1,852	2,331	55.0%	39.9%	25.9%
Corumbá	652	609	1,028	1,204	1,637	68.8%	57.6%	35.9%
Urucum	360	305	389	647	694	27.4%	8.0%	7.2%
Southern System	19,808	16,779	19,496	36,232	36,275	16.2%	-1.6%	0.1%
Minas Itabiritos	7,833	7,177	7,691	14,306	14,868	7.2%	-1.8%	3.9%
Vargem Grande	5,821	4,459	5,784	11,000	10,242	29.7%	-0.6%	-6.9%
Paraopebas	6,154	5,144	6,021	10,926	11,165	17.0%	-2.2%	2.2%
Northern System	22,296	22,651	26,019	46,167	48,670	14.9%	16.7%	5.4%
Carajás	22,296	22,651	26,019	46,167	48,670	14.9%	16.7%	5.4%
Samarco[1]	2,707	2,501	2,798	5,313	5,300	11.9%	3.4%	-0.3%

[1]	Vale’s attributable production of 50%.
Our iron ore production rose to 80.3Mt in 2Q11, which was the best performance for a second quarter. Output increased 12.2% on a quarterly basis, with across-the-board gains in all systems, Northern, Southeastern, Southern and Midwestern, as well as at Samarco. The end of the rainy season in the Southeastern, Southern and Midwestern Systems helped the recovery.
Production at the Carajás mining site reached 26 Mt in 2Q11, increasing 14.9% over 1Q11 and 16.7% over 2Q10. It could have been even better, but it was negatively affected by the extended rainy season which spilled over into April and May. The strong rainfall this year contributed also to reduce the pace of shipments as the resulting higher degrees of moisture of ores caused a slowdown in the discharging process of trains at the Ponta da Madeira maritime terminal.
In addition, there was a problem with a car dumper, which suffered corrective maintenance during the quarter slowing shipments and production.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais mining sites, had a good performance, with a production of 30.5 Mt, showing an increase of 6.4% over 1Q11.
The Southern System — Minas Itabirito, Vargem Grande and Paraopeba — produced 19.5 Mt, 16.2% higher than the previous quarter.
The Midwestern System, Urucum and Corumbá mining sites, produced 1.4 Mt in 2Q11. Production rose 55.0% on a quarter-on-quarter basis and 39.9% on a year-on-year basis. This strong increase was due to the ramp-up of a new processing plant in Corumbá, which started in February.

• Pellets

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

PELLETS	12,653	12,516	13,140	23,145	25,656	5.0%	3.8%	10.8%
Tubarão I and II	1,497	1,336	1,440	2,813	2,776	7.8%	-3.8%	-1.3%
Fábrica	1,057	947	992	1,735	1,939	4.8%	-6.1%	11.7%
São Luís	1,440	1,337	1,349	1,735	2,686	1.0%	-6.3%	54.8%
Vargem Grande	1,441	1,276	1,321	2,688	2,597	3.6%	-8.3%	-3.4%
Nibrasco	2,074	2,408	2,291	4,070	4,699	-4.8%	10.5%	15.5%
Kobrasco	1,198	1,222	1,001	2,384	2,224	-18.1%	-16.4%	-6.7%
Hispanobras[1]	457	542	544	896	1,086	0.3%	18.9%	21.2%
Itabrasco	972	1,020	1,135	1,803	2,155	11.2%	16.8%	19.5%
Samarco[2]	2,519	2,428	2,731	5,023	5,159	12.5%	8.4%	2.7%
Oman	0	0	336	0	336	n.m.	n.m.	n.m.

[1]	Vale’s attributable production capacity of 50.89%.

[2]	Vale’s attributable production capacity of 50%.
In 2Q11, pellet production was 13.1 Mt, the highest quarterly level achieved in a second quarter. It increased 5% over 1Q11 and 3.8% over 2Q10. In addition, our strong pace of production resulted in a new record for a first half-year, reaching 25.6 Mt.
Itabrasco production rose 11.2% over 1Q11, recovering from the scheduled stoppage for maintenance in March.
In 2Q11, the output of Tubarão I and II increased 7.8%, reflecting operational improvements after repairs in the mill which took place in the previous quarter.
Fábrica output was 4.8% higher than 1Q11 and 6.1% lower than 2Q10, impacted by the scheduled stoppages for maintenance on the conveyor belt in April.
Vargem Grande and São Luís had a slight increase of 3.6% and 1.0% on quarter-on-quarter basis, 6.3% and 8.3% lower than 2Q10, respectively, reflecting a decrease in pellet feed availability in 2Q11.
Nibrasco production was 4.8% down from 1Q11, as a result of operational issues in the plant, which caused some maintenance stoppages.
Kobrasco output was 18.1% lower than 1Q11, due to the scheduled stoppage for maintenance, which affected most of the production in June.
The attributable production of the three pellet plants of the 50%-owned Samarco JV, was 2.731 Mt in 2Q11, 12.5% higher than 1Q11, reflecting good operational performance after maintenances in 1Q11.
The Oman operations, in the industrial site of Sohar, in Oman, are ramping up. It has two pellet plants, each with capacity to produce 4.5 Mtpy, thus adding 9.0 Mtpy to our total capacity. The two plants will produce direct reduction pellets. Oman’s first plant started operating in April and produced 336,000 t in 2Q11.

• Manganese ore and ferroalloys

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

MANGANESE ORE	494	498	619	891	1,117	24.2%	25.3%	25.4%
Azul	431	417	486	787	902	16.6%	12.7%	14.6%
Urucum	48	52	82	89	134	56.2%	70.3%	51.4%
Other mines	15	29	51	15	81	74.8%	242.3%	438.0%

FERROALLOYS	113	113	114	223	227	0.3%	0.4%	1.9%
Brazil	51	52	52	102	104	1.3%	2.0%	1.9%
Dunkerque	36	37	37	67	74	-1.3%	0.5%	9.5%
Mo I Rana	26	25	25	54	50	0.5%	-2.9%	-7.4%
In 2Q11, manganese ore production increased 24.2% on a quarter-on-quarter basis, reaching 619,000 t against 498,000 t in 1Q11.
The production of Azul — our largest manganese mine — was 16.6% higher than 1Q11, showing an improvement in operational performance, overcoming the rainy weather, which affected our operation in the Northern System in 2Q11.
Urucum had a stronger performance, rising 56.2% over 1Q11, due to improved productivity reflecting the arrival of two new trucks and one loader used to transport mine output to the beneficiation plant, which started to operate at the end of 1Q11.
Morro da Mina production, allocated in other mines, had a sharp increase of 74.8% over 1Q11. It is operating at full capacity, due to higher demand.
In 2Q11, ferroalloy production was in line with 1Q11 and 2Q10 performance.
Production in 2Q11 was comprised of 49,100 t of ferrosilicon manganese alloys (FeSiMn), 59,900 t of high-carbon manganese alloys (FeMnHc) and 4,900 t of medium-carbon manganese alloys (FeMnMC).

Coal

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

METALLURGICAL COAL	755	488	518	1,471	1,007	6.2%	-31.3%	-31.6%
Integra Coal	245	186	30	572	216	-84.0%	-87.8%	-62.3%
Broadlea	70	0	0	101	0	n.m.	n.m.	n.m.
Carborough Downs	277	231	368	560	599	59.1%	32.6%	6.9%
Others	162	71	121	237	192	69.4%	-25.6%	-19.0%

THERMAL COAL	1,104	933	787	1,805	1,720	-15.7%	-28.7%	-4.7%
El Hatillo	809	835	698	1,331	1,533	-16.4%	-13.7%	15.2%
Integra Coal	65	71	25	122	96	-64.3%	-61.5%	-21.8%
Broadlea[1]	118	0	0	165	0	n.m.	n.m.	n.m.
Others	111	28	63	186	91	129.9%	-43.2%	-51.1%

[1]	Broadlea Coal was placed in care and maintenance in December 2009. The washing of the ROM stockpiles was finalized in June 2010.
In 2Q11, Vale’s coal production reached 1.3 Mt decreasing 8.2% on a quarter-on-quarter basis, primarily due to a fall in thermal coal output. We produced a total of 518,000 t of metallurgical coal and 787,000 t of thermal coal. Moatize, our Mozambican coal project, is expected to start ramping up by the end of 3Q11.
Production of metallurgical and thermal coal at Integra Coal was 30,000 t and 25,000 t, respectively, in 2Q10. The metallurgical coal output was negatively impacted by the start of a longwall move during 2Q11. Thermal coal production at Integra Coal was negatively impacted by pre-stripping of overburden waste in preparation for developing a new mining pit.
Production at Carborough Downs was 368,000 t versus 231,000 t in the previous quarter, recovering from the geotechnical problems faced in 1Q11.
Coal production in other mines reached 121,000 t of metallurgical coal and 63,000 t of thermal coal, recovering from the flooding early this year. By the end of 2Q11 most of the dewatering activity and mud removal was finalized.
El Hatillo, our Colombian thermal coal mine located in the Cesar Department, reached 698,000 t, decreasing 16.4% from 1Q11. This is primarily due to a pit development to ramp up production to 4.5 Mtpy, which caused a transitory increase in the strip ratio in 2Q11. Additionally, due to logistics constraints caused by the railroad accident in April, our nominal capacity was temporarily reduced from 4.5 to 4.0 Mtpy in 2011.

BASE METALS
• Nickel

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

NICKEL	37	59	56	69	115	-4.4%	53.1%	65.6%
Sudbury	8	14	10	8	25	-27.8%	34.7%	207.6%
Thompson	8	8	7	17	15	-17.9%	-19.8%	-11.7%
Voisey Bay	4	16	15	7	32	-3.3%	336.6%	341.6%
Sorowako	17	18	19	37	37	7.3%	11.8%	-1.3%
VNC	0	0	2	0	2	402.1%	n.m.	n.m.
Onça Puma	0	0	1	0	1	260.0%	n.m.	n.m.
Others*	0	2	2	0	4	-15.1%	567.5%	710.7%

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production was 56,200 t in 2Q11, 2,600 t lower than the previous quarter, reflecting the problem in furnace #2 at the Copper Cliff smelter in Sudbury. Additionally, due to the furnace stoppage, we decided to reschedule planned maintenance for both the Sudbury and Voisey’s Bay operations from 3Q11 into 2Q11
Finished nickel production from Sudbury in 2Q11 was 10,300 t, down 4,000 t from 1Q11, mostly due to the problem in furnace #2.
Production at Thompson in 2Q11 was 6,700 t, down 1,500 t from 1Q11 and down 1,700 t from 2Q10, due to a shortfall in sourced feed. The high quality feed from Voisey’s Bay is normally blended at Thompson. However, it was redirected to the Sudbury operations in order to maximize the production of high grade products, which lessened the negative impact of the shutdown of furnace #2 on finished nickel output.
Originally, the estimated production loss was 15,000 t. However, as a result of our efforts furnace #1 of the Copper Cliff smelter was able to deliver a better than expected output, thus cutting the predicted loss by 2,800 t.
Nickel in matte production from the Indonesian operations at Sorowako was 18,600 t in 2Q11, up 2,100 t from 1Q11. In that quarter, production was negatively impacted by an earthquake at the Island of Sulawesi, where our operations are located.
Vale New Caledonia (VNC) produced 2,000 t of nickel hydroxide cake, a nickel and cobalt intermediate product resulting from the High Pressure Acid Leaching (HPAL) process.
Onça Puma line #1 was successfully commissioned and the first ferronickel was produced in March 2011. Line #2 is currently at the commissioning stage.

• Copper

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

COPPER	40	70	63	74	133	-10.0%	57.4%	80.0%
Sossego	29	23	23	55	46	0.8%	-20.5%	-17.1%
Sudbury	3	25	22	6	47	-13.7%	637.3%	689.4%
Thompson	0	1	0	0	1	-51.7%	n.m.	n.m.
Voisey’s Bay	5	13	11	7	25	-13.3%	129.0%	271.0%
Tres Valles	0	1	2	0	3	139.0%	n.m.	n.m.
Others	3	7	4	5	11	-41.5%	49.4%	105.4%
Vale’s copper production was 62,800 t in 2Q11, decreasing 10% on a quarter-on-quarter basis.
Production of copper in concentrates from the Sossego mine at Carajás was in line with the previous quarter and 20.5% lower than 2Q10 due to the lower grade of copper received by the processing plant during 2Q11.
Output from our Canadian operations reached 37,700 t in 2Q11, down 8,500 t from 1Q11, mainly due to the furnace failure. Sudbury was operating with only one furnace, and both Sudbury and Voisey’s Bay brought forward planned maintenance stoppage from 3Q11 to 2Q11.
In 2Q11 we bought copper ore from small mines equivalent to 4,200 t of copper metal, 40% less than the amount acquired in 1Q11 due to the issues with the furnace at the Sudbury operations.
Operations at Tres Valles, in the Coquimbo region of Chile, continued to ramp-up producing 2,200 t of copper cathodes in 2Q11. Tres Valles has an annual capacity of 18,500 t of copper cathodes and is currently at a processing rate of 50%.

• Nickel by-products

						% Change	% Change	% Change
	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

COBALT (metric tons)	179	580	640	308	1,221	10.3%	258.1%	296.1%
Sudbury	6	41	57	6	98	39.5%	879.3%	1,581.2%
Thompson	73	51	41	125	92	-19.8%	-43.5%	-26.1%
Voisey Bay	98	427	410	175	838	-4.1%	317.0%	378.3%
VNC	0	22	114	0	136	407.3%	n.m.	n.m.
Others	2	38	18	2	56	-52.7%	902.7%	2,403.4%

PLATINUM (000’ oz troy)	5	57	51	7	108	-11.5%	822.9%	1,524.8%
Sudbury	5	57	51	7	108	-11.5%	822.9%	1,524.8%

PALLADIUM (000’ oz troy)	15	72	72	18	144	-0.9%	393.8%	704.6%
Sudbury	15	72	72	18	144	-0.9%	393.8%	704.6%

GOLD (000’ oz troy)	6	30	95	10	125	215.5%	1,588.4%	1,145.3%
Sudbury	6	30	95	10	125	215.5%	1,588.4%	1,145.3%

SILVER (000’ oz troy)	718	595	686	855	1,281	15.2%	-4.5%	49.8%
Sudbury	718	595	686	855	1.281	15.2%	-4.5%	49.8%
Cobalt production in 2Q11 amounted to 640,000 t, rising 10.3% from 1Q11, primarily due to increased output of cobalt-in-nickel-hydroxide-cake, which was sold from New Caledonia.
Production of platinum and palladium in 2Q11 was 123,000 troy ounces, 7,000 troy ounces lower than in 1Q11, because Sudbury was operating with only one furnace, meaning lower shipments of PGM cake from Sudbury to the Acton refinery, in the United Kingdom.

FERTILIZER NUTRIENTS
• Potash

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

POTASH	180	134	145	338	279	7.9%	-19.6%	-17.5%
Taquari-Vassouras	180	134	145	338	279	7.9%	-19.6%	-17.5%
Production of potash was 145,000 t in 2Q11, an increase of 7.9% on a quarter-on-quarter basis and a decrease of 19.6% year-on-year. The geological conditions of the mine affected performance, reflecting the lower average grade of the feed received by the plant.

• Phosphates

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

Phosphate Rock	1,107	1,743	1,858	2,061	3,601	6.6%	67.9%	74.7%
Vale Fertilizantes	1,107	1,148	1,272	2,061	2,420	10.8%	15.0%	17.4%
Bayóvar	0	595	586	0	1,180	-1.6%	n.m.	n.m.

MAP — Monoammonium phosphate	185	210	131	424	341	-37.6%	-29.1%	-19.7%
Vale Fertilizantes	185	210	131	424	341	-37.6%	-29.1%	-19.7%

TSP — Triple superphosphate	197	233	175	397	408	-24.9%	-11.0%	2.7%
Vale Fertilizantes	197	233	175	397	408	-24.9%	-11.0%	2.7%

SSP -Single superphosphate	525	545	666	966	1,212	22.2%	27.0%	25.5%
Vale Fertilizantes	525	523	583	966	1,107	11.4%	11.1%	14.6%
Vale Cubatão	0	22	83	0	105	277.5%	n.m.	n.m.

DCP — Dicalcium Phosphate	137	151	158	246	309	5.1%	15.5%	25.6%
Vale Fertilizantes	137	151	158	246	309	5.1%	15.5%	25.6%
In February 2001, Vale Fosfatados was incorporated into Vale Fertilizantes. The following assets are now part of Vale Fertilizantes: two phosphate rock mines, Araxá, in the state of Minas Gerais, and Cajati, in the state of São Paulo, Brazil. Alongside the mining operations, the assets also comprise four processing plants for the production of phosphates fertilizers located at: (a) Araxá, state of Minas Gerais; (b) Cajati, state of São Paulo; (c) Cubatão, state of São Paulo; (d) Guará, state of São Paulo.
In 2Q11, the total production of phosphate rock, which is used to feed the output of phosphate nutrients, was 6.6% higher than in 1Q11.
Bayóvar, our Peruvian phosphate rock mine, is in a ramp up process. Its production in 2Q11 was slightly lower than in 1Q11, due to the lower average grade of the feed received by the plant.
The total output of Vale Fertilizantes increased 2.4% on a quarter-on-quarter basis recovering from the rainy season that affected last quarter’s performance.
The production of MAP (monoammonium phosphate) was 131,000 t, down 37.6% quarter-on-quarter, as a consequence of corrective maintenance stoppage at the sulfuric acid plant. The stoppage affects the production of phosphoric acid, and therefore decreases the production of MAP and TSP (triple superphosphate).
TSP production decreased 24.9% compared to 1Q11, due to the lack of phosphoric acid. The problem with the sulfuric acid plant was solved in the 2Q11.
In 2Q11, the production of SSP (single superphosphate) was 22.2% higher than 1Q11, showing production recovery after the maintenance stoppages. Vale Cubatão was acquired from Mosaic in March 2011, and it had its first full quarter of production in 2Q11, reaching 83.000 t.
DCP (dicalcium phosphate) production increased 5.1% from last quarter due to higher demand.

• Nitrogen

						% Change	% Change	% Change
000’ metric tons	2Q10	1Q11	2Q11	1H10	1H11	2Q11/1Q11	2Q11/2Q10	1H11/1H10

Ammonia	112	157	167	260	325	6.3%	48.9%	24.8%
Vale Fertilizantes	112	157	167	260	325	6.3%	48.9%	24.8%

Urea	144	159	175	288	335	9.9%	21.7%	16.2%
Vale Fertilizantes	144	159	175	288	335	9.9%	21.7%	16.2%

Nitric Acid	103	107	121	215	228	12.2%	16.9%	6.3%
Vale Fertilizantes	103	107	121	215	228	12.2%	16.9%	6.3%

Ammonium Nitrate	105	103	114	216	217	10.9%	8.4%	0.1%
Vale Fertilizantes	105	103	114	216	217	10.9%	8.4%	0.1%
In 2Q11, ammonia and urea production increased by 6.3% and 9.9%, respectively, when compared to 1Q11, recovering after the non-scheduled stoppage for maintenance at the ammonia plant in the previous quarter.
The output of nitric acid and ammonium nitrate was 12.2% and 10.9% higher than the previous quarter also due to the maintenance stoppage in 1Q11.
For further information. please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: Marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: July 28, 2011	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations